United States securities and exchange commission logo





                              November 18, 2021

       Stephan Zoll
       Managing Director and Chief Executive Officer
       SIGNA Sports United B.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
B.V.
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed November 17,
2021
                                                            File No. 333-257685

       Dear Dr. Zoll:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

       Amendment No. 4 to Registration Statement on Form F-4 filed November 17, 2021

       Unaudited Interim Financial Statements of Yucaipa Acquisition Corp. as of September 30, 2021
       Note 2 - Summary of Significant Accounting Policies
       Revision to Previously Reported Financial Statements, page F-37

   1. You added disclosure in this amendment stating that you concluded you should revise your financial
statements to classify all Class A ordinary shares subject to possible redemption in temporary
equity. However, you have not restated all periods presented.
                                                         Given the significant
impact of the error on your shareholder's equity (deficit) for all periods presented,
please provide us with your SAB 99 analysis supporting your
                                                        conclusion that the
error is not material to your financial statements. Also, explain how you concluded there was
not a material weakness in your internal control over financial
 Stephan Zoll
SIGNA Sports United B.V.
November 18, 2021
Page 2
         reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2021.


       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameStephan Zoll                                 Sincerely,
Comapany NameSIGNA Sports United B.V.
                                                               Division of
Corporation Finance
November 18, 2021 Page 2                                       Office of Trade
& Services
FirstName LastName